Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

March 30, 2021

Ms. Bonnie Baynes

Ms. Sharon Blume

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Big Sky Growth Partners, Inc.
Registration Statement on Form S-1
Filed February 26, 2021
Amendment No. 1 to Form S-1
Filed March 23, 2021
File No. 333-253569

Dear Ms. Baynes and Ms. Blume:

This letter is confidentially submitted on behalf of Big Sky Growth Partners, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1, submitted on February 26, 2021, and Amendment No. 1 to the Registration Statement on Form S-1, submitted on March 23, 2021 (collectively, the “Initial Registration Statement”), as set forth in the Staff’s letter dated March 25, 2021 to Mark Vadon, the Company’s Chief Executive Officer and Chairman (this “Comment Letter”). The Company is concurrently publicly filing its Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of this Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Initial Registration Statement, and page references in the responses refer to the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Form S-1 filed February 26, 2021

Dilution, page 85

1. We note your dilution discussion and calculations here and elsewhere do not reflect any dilution associated with the sale and exercise of warrants, including the private placement warrants. Please revise here and elsewhere as appropriate to clearly describe the differences between the founder’s/insider’s warrants and those warrants included in the offered IPO units, including their potential dilutive effects.

Response to Comment No. 1: The Company respectfully advises the Staff that it has revised the disclosure on page 83 to reference the sections of the Amended Registration Statement titled “Description of Securities— Warrants—Public Stockholders’ Warrants” and “Description of Securities— Warrants—Private Placement Warrants”, which describe the similarities and differences between the public and private placement warrants.

Ms. Baynes

Ms. Blume

U.S. Securities and Exchange Commission

March 30, 2021

The Company respectfully advises the Staff that the dilution discussion and calculations on page 83 and elsewhere in the Amended Registration Statement are calculated in accordance with Reg. S-K 506 (§229.506) by calculating the difference between the public offering price per share of Class A common stock and the pro forma net tangible book value per share of our Class A common stock after the offering assuming no value is attributed to the warrants included in the units the Company is offering or the private placement warrants. All of the proceeds from the proposed offering of units and from the proposed private placement are included in the numerator of the calculation of pro forma net tangible book value per share. The denominator of such calculation does not include any shares issuable upon exercise of the warrants included in the units the Company is offering or the private placement warrants in accordance with Subpart (c) Reg. S-K 506 (§229.506), which requires disclosure of “the amount of the immediate dilution from the public offering price which will be absorbed by such purchasers.” The Company respectfully advises the Staff that immediately following the offering the warrants included in the units the Company is offering and the private placement warrants will initially be out of-the-money. Accordingly, the effect of exercising any of the warrants included in the units the Company is offering or the private placement warrants would be anti-dilutive. The Company also respectfully advises the Staff that the dilution discussion and calculations on page 83 and elsewhere in the Amended Registration Statement do not reflect any dilution associated with the sale and exercise of warrants, including the private placement warrants, because even if such warrants were not anti-dilutive immediately following the offering, such warrants will not be exercisable until the later of 30 days after the completion of the Company’s initial business combination and 12 months from the closing of the offering.

Consent of Independent Registered Public Accounting Firm, page E.23.1

2.    We note that the consent of your independent registered public accounting firm references their report dated 02/25/21. However, the auditor’s report on page F-2 is dated 02/26/21. Please amend your filing to include an updated consent from your auditor that references the correct auditor’s report date.

Response to Comment No. 2: The Company respectfully advises the Staff that the auditor’s report on page F-2 has been revised and the Company is filing an updated consent of the Company’s independent registered public account firm as exhibit 23.1 of the Amended Registration Statement in response to the Staff’s comment.

* * * * *

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (650) 752-3152.

Sincerely,

Daniel Espinoza, Esq.

cc: Mark Vadon, Chief Executive Officer and Chairman, Big Sky Growth Partners, Inc.

Jocelyn Arel, Esq., Goodwin Procter LLP